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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                                Thrustmaster, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    88602710
                       ---------------------------------
                                 (CUSIP Number)


                Tom Kingsley, c/o Simms Capital Management, Inc.,
 55 Railroad Avenue, Plaza Suite, Greenwich, Connecticut 06830, (203) 861-8528
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 2, 1997
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages

                               SCHEDULE 13D

CUSIP No.   886027101                          Page 2 of 6 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert A. Simms, Sr.
    ###-##-####
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 272,000
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           64,950
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             272,000
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       64,950
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    336,950
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.9%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    IN
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   886027101                          Page 3 of 6 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Simms Capital Management, Inc.
    13-3582869
    _________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [x]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS*

      WC
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                 0
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           64,950
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON             0
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       64,950
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    64,950
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON*

    IA, CO
_________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Thrustmaster, Inc.                                            Page 4 of 6 Pages
SCHEDULE 13D                                                      July 11, 1997




Item 1.   Security and Issuer.
-------   --------------------

          This Amendment No. 1 ("Amendment") amends the Statement on Schedule 13D (the "Statement") filed by Mr. Robert A. Simms, Sr. and Simms Capital Management, Inc. ("Simms Capital" and, together with Mr. Simms, the "Reporting Persons") with the Commission on September 13, 1996, with respect to shares of Common Stock, no par value ("Shares"), of Thrustmaster, Inc. This Amendment supplements and amends, to the extent set forth below, the information set forth in the Statement.

Item 2.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         As of the date hereof, Mr. Simms is deemed to be the beneficial owner of 336,950 Shares and Simms Capital is deemed to be the beneficial owner of 64,950 Shares. The Shares beneficially owned by Simms Capital are held by certain managed accounts over which Simms Capital has investment discretion. Mr. Simms is deemed to be the beneficial owner of such Shares by reason of his position with Simms Capital. All Shares owned by the Reporting Persons were purchased on the open market at an aggregate cost of $2,227,528. The funds for the purchase of the Shares came from each managed account's own funds or, in the case of the 272,000 Shares owned directly by Mr. Simms, from his own funds. No leverage was used to purchase the Shares.

Item 3.   Purpose of Transaction.
-------   -----------------------

          The Shares of which the Reporting Persons are deemed to be the beneficial owners were acquired for, and are being held for, investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of their Shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

          The Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right to discuss company business with management, make proposals to management and/ or take other actions to influence the management of the Company should they deem such actions appropriate.

Thrustmaster, Inc.                                            Page 5 of __ Pages
SCHEDULE 13D                                                      July 11, 1997


Item 4.   Interest in Securities of the Issuer.
-------   -------------------------------------

         (a) and (b) Mr. Simms is the direct beneficial owner of 272,000 Shares (approximately 6.4% of all outstanding Shares), and Simms Capital and Mr. Simms are deemed to be the indirect beneficial owners of 64,950 Shares (approximately 1.5% of all oustanding Shares) held for certain accounts managed by Simms Capital. Mr. Simms has sole power to vote, direct the vote, dispose of or direct the disposition of the 272,000 Shares of which he is the direct beneficial owner, and Mr. Simms and Simms Capital share the power to vote, direct the vote, dispose of or direct the disposition of the 64,950 Shares of which they are deemed to be the beneficial owners.

          The Reporting Persons own in the aggregate 336,950 Shares (approximately 7.9% of the outstanding Shares).

          Each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned, directly or indirectly, by any other entity.

         (c) Set forth below is a list of all transactions involving Shares during the past 60 days by any of the Reporting Persons named in Item 2 of this
Schedule 13D. All of these transactions were executed in the open market.

                                     No. of shares
                    Date                Purchased         Price/Share
                    ----             --------------       -----------

Shares beneficially owned by Robert A. Simms, Sr.:

                    6/3/97               6,000              $10.254

Shares beneficially owned by Robert A. Simms, Sr. and Simms Capital Management, Inc.:

                    7/1/97              5,000               $10.880
                    7/2/97             15,000                11.127
                    7/3/97              8,000                11.878
                    7/8/97              5,000                11.880
                    7/10/97            10,000                11.875

Thrustmaster, Inc.                                            Page 6 of 6 Pages
SCHEDULE 13D                                                      July 11, 1997



                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.


Dated:  July 11, 1997                       /s/ Robert A. Simms
                                            -----------------------------------
                                            Robert A. Simms, Sr.


                                            Simms Capital Management, Inc.



                                            By:  /s/ Robert A. Simms
                                                 -------------------------------
                                                 Robert A. Simms, Sr., President